June 8, 2009

Robert S. Littlepage, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acuity Brands, Inc.

Form 10-K for Fiscal Year Ended August 31, 2008

Form 10-Q for Fiscal Quarter Ended February 28, 2009

File No. 1-16583

Dear Mr. Littlepage:

We are writing in response to the letter (the “Comment Letter”) dated June 2, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (“Acuity Brands” or the “Company”) Form 10-K for the fiscal year end August 31, 2008 and Form 10-Q for the fiscal quarter ended February 28, 2009. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for Fiscal Quarter Ended February 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 23

Staff Comment: We note your response to our prior comments, in which you state that there are no reasonably likely changes to your revenue growth rate assumptions that would have impacted your goodwill or indefinite-lived intangibles test as of February 28, 2009. We believe that you should expand your disclosure in future filings to include this qualitative discussion of the sensitivity of your analysis to changes in assumed growth rates. In addition, disclose whether there are any reasonably likely changes to your other assumptions, such as the discount rate, that would have resulted in a failure of step one of the goodwill impairment test or an impairment of your intangible assets. Please provide your proposed disclosure.

Response: The Company proposes the addition of the following qualitative disclosures in its Form 10-Q for Fiscal Quarter ended May 31, 2009. The italicized portions below were previously disclosed in the Company’s Form 10-Q for Fiscal Quarter ended February 28, 2009. New proposed disclosures are underlined.

Goodwill

During the second quarter of fiscal 2009, Acuity Brands performed an interim evaluation of the fair value of goodwill, triggered by the continuing decline in the non-residential construction market and specifically in the Company’s revenues. The analysis included downward adjustments to the Company’s revenue forecasts and

Robert S. Littlepage, Jr.

June 8, 2009

related short-term growth rates. The goodwill analysis did not result in an impairment charge as the estimated fair value of the ABL reporting unit continues to exceed the carrying value by such a significant amount that any reasonably likely change in the assumptions used in the analysis, including revenue growth rates and the discount rate, would not cause the carrying value to exceed the estimated fair value for the reporting unit as determined under the step one goodwill impairment analysis.

Indefinite Lived Intangible Assets

During the second quarter of fiscal 2009, Acuity Brands performed an interim evaluation of the fair value of its three unamortized trade names, triggered by the continuing decline in the non-residential construction market and specifically in the Company’s revenues and cash flows related to these trade names. Acuity Brands adjusted expected revenues based on recent lighting market growth or decline estimates for fiscal years 2010 through 2013. The Company also included revenue growth estimates based on current initiatives expected to help the Company improve performance in the declining market. During fiscal 2009, estimated theoretical royalty rates ranged between 1% and 4%. The indefinite lived intangible asset analysis did not result in an impairment charge as the fair values exceed the carrying values by a significant amount except for the Mark Lighting trade name which has a fair value that exceeds its $8.6 million carrying value by approximately 10%. The estimated fair values of the indefinite lived intangible assets, other than the Mark Lighting trade name, exceed the carrying values by such a significant amount that any reasonably likely change in the assumptions used in the analyses, including revenue growth rates and the discount rate (what about the royalty rate?), would not cause the carrying values to exceed the estimated fair values as determined by the fair value analyses. The Company determined that any estimated potential impairment related to the Mark Lighting trade name based on reasonably likely changes in the assumptions would not be material to the Company’s financial results, trend of earnings, or financial position.

Please feel free to contact me at (404) 853-1464 with any questions concerning this letter.

ACUITY BRANDS, INC.

/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer

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